FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

                      THE ROYAL BANK OF SCOTLAND GROUP PLC

                            Pre-close Trading Update

5 June 2007

Introduction

The Royal Bank of Scotland Group ('RBS') will be holding discussions with analysts and investors ahead of its close period for the half year ending 30
June 2007. This statement sets out the information that will be covered in those discussions. Comments relate to expected results for the half year ending 30
June 2007, unless otherwise stated.

Summary

The Group continues to perform well in 2007 and we expect the rate of underlying earnings growth in the first six months of the year to be slightly higher than that implied by the consensus earnings forecast for the full year*. Highlights of our interim results for 2007 are expected to include good organic growth in income, disciplined expense control, measured investment in faster-growing businesses and continued strong credit metrics.

Group

The Group is delivering good growth in total income in 2007, with non-interest income continuing to grow faster than net interest income. Loan volumes remain strong, though we have maintained our conservative approach towards unsecured personal lending, while deposit volumes also continue to grow strongly. Margin trends remain in line with previous guidance. As expected, reported income growth will be slightly affected by the weakness of the US dollar.

The Group expects to report a cost:income ratio slightly lower than for the full year 2006. Expenses continue to be tightly managed, and we have achieved further productivity gains from our manufacturing platform while investing in a number of high growth business opportunities.

Overall credit metrics remain strong, with a benign corporate credit environment and a modest reduction in UK retail impairment losses. Total impairment losses are expected to represent a slightly lower proportion of total loans and advances.

Returns on equity, and capital generation, remain strong. The Tier 1 capital ratio is expected to be stable in the middle of the 7% to 8% range.

*The market consensus forecast for 2007 adjusted earnings per ordinary share is
72.1p.

Divisions

Divisional performances remain consistent with the trends displayed in 2006.
Particular features are highlighted below.

Corporate Markets continues to perform well across its activities, with continuing strength in Global Banking and Markets and sustained good growth in
UK Corporate Banking. We are continuing to invest in expanding our geographical footprint, product range and customer relationships. Our risk profile remains conservative and the corporate credit environment is stable.

Retail Markets is expected to show Wealth Management growing strongly and good growth in business banking, mortgages, savings and investment products. We have maintained our cautious approach to unsecured personal lending. Credit quality is improving, and we expect a modest reduction in impairment losses. Costs remain tightly controlled.

Ulster Bank continues to deliver good growth across the island of Ireland in both business and personal lending. We continue to invest in the expansion of our footprint and in the broadening of our product range.

Citizens continues to diversify its sources of income and has achieved good growth in its corporate and commercial activities, as well as in home equity lending. US retail deposit and lending volumes remain subdued but margins have stabilised. Costs are under tight control and underlying credit metrics remain strong, reflecting the high quality of our portfolio.

RBS Insurance continues to focus on more profitable customers acquired mainly through its direct brands. Selective price increases have been introduced and
RBS Insurance maintains its disciplined approach to risk selection.
International and commercial activities continue to grow strongly. Expenses and claims remain rigorously managed.

Sir Fred Goodwin, Group Chief Executive, commented:

"We expect that our first half results will again demonstrate the Group's ability to deliver profitable organic growth, building on the many opportunities with attractive risk and reward characteristics that we have established in the
UK and internationally. I am confident that the Group will continue to capitalise on these opportunities and deliver another strong performance in
2007."

CONTACTS

Sir Fred Goodwin       Group Chief Executive                     0131 523 2203
Guy Whittaker          Group Finance Director                    0131 523 2028
Richard O'Connor       Head of Investor Relations                0131 626 1014
                                                                 0207 672 1758

For media enquiries
Andrew McLaughlin      Director, Economic and Corporate Affairs  0131 626 3868
Carolyn McAdam         Head of Media Relations                   0131 523 2055

Unless otherwise stated, comments on trends contained in this statement refer to the results for the half year ending 30 June 2007 compared with the equivalent period in 2006.

This announcement contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section
21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. These factors, risks and uncertainties are discussed in
RBS's SEC filings, including, but not limited to, RBS's report on Form 6-K containing this announcement and certain sections of RBS's Annual Report on Form
20-F. Information in this announcement of the price at which investments have been bought or sold in the past or the yield on investments cannot be relied upon as a guide to future performance. RBS assumes no responsibility to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:05 June, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat